UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 27, 2020

Commission File Number 333-234096

Sibanye Stillwater Limited

(Translation of registrant’s name into English)

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park, 1709

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

⌧ Form 20-F	◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: August 27, 2020	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit 99.1	Operating and Financial Results for the six months ended June 30, 2020